KINGDOM DIM SUM INC.
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Income	
Sales	573,256.00
Total Income	573,256.00
Cost of Goods Sold	
Purchases	156,399.52
Total COGS	156,399.52
Gross Profit	416,856.48
Expense	
Bank Service Charges	14.46
Depreciation Expense	16,899.00
Dues and Subscriptions	75.00
Insurance Expense	10,299.50
Licenses and Permits	2,204.50
Merchant Account Fees	11,881.07
Office Supplies	3,148.92
Payroll Processing Fees	650.00
Printing	848.16
Professional Fees	6,900.00
Rent Expense	100,120.41
Security	1,156.73
Sales Tax Expense	40,683.00
Salaries	167,817.80
Supplies	2,164.21
Taxes - payroll	16,325.24
Telephone Expense	828.72
Uniforms	1,089.65
Utilities	31,854.29
Total Expense	414,960.66
Net Ordinary Income	1,895.82
Other Income/Expense	
Other Expense	
State Income Tax	800.00
Total Other Expense	800.00
Net Other Income	-800.00
Net Income	**1,095.82**


KINGDOM DIM SUM INC.
Balance Sheet
As of December 31, 2023


	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Chase - 6093	34,512.70
Total Checking/Savings	34,512.70
Other Current Assets	
Inventory	4,247.21
Total Other Current Assets	4,247.21
Total Current Assets	38,759.91
Fixed Assets	
Furniture and Fixtures	6,820.00
Improvements	42,900.00
Machinery and Equipment	71,929.66
Accumulated Depreciation	-16,899.00
Total Fixed Assets	104,750.66
Other Assets	
Security Deposit	18,489.42
Total Other Assets	18,489.42
TOTAL ASSETS	**161,999.99**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CC - Chase Credit Card #3377	342.89
CC - Chase Credit Card # 5120	7,777.72
Total Credit Cards	8,120.61
Other Current Liabilities	
Sales Tax Payable	8,736.00
Total Other Current Liabilities	8,736.00
Total Current Liabilities	16,856.61
Long Term Liabilities	
Due to Related Party	-37,681.69
Total Long Term Liabilities	-37,681.69
Total Liabilities	-20,825.08

KINGDOM DIM SUM INC.
Balance Sheet
As of December 31, 2023

	Dec 31, 23
Equity	
Capital Stock	1,000.00
Additional Paid in capital	199,000.00
Retained Earnings	-18,270.75
Net Income	1,095.82
Total Equity	182,825.07
TOTAL LIABILITIES & EQUITY	**161,999.99**

KINGDOM DIM SUM INC.

Statement of Cash Flows

January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	1,095.82
Adjustments to reconcile Net Income to net cash provided by operations:	
Inventory	-4,247.21
CC - Chase Credit Card #3377	342.89
CC - Chase Credit Card # 5120	7,777.72
Sales Tax Payable	8,736.00
Net cash provided by Operating Activities	13,705.22
INVESTING ACTIVITIES	
Construction in Progress	4,000.00
Furniture and Fixtures	-6,820.00
Improvements	-12,020.00
Machinery and Equipment	-36,654.66
Accumulated Depreciation	16,899.00
Net cash provided by Investing Activities	-34,595.66
FINANCING ACTIVITIES	
Due to Related Party	-37,681.69
Net cash provided by Financing Activities	-37,681.69
Net cash increase for period	-58,572.13
Cash at beginning of period	93,084.83
Cash at end of period	**34,512.70**